SEC Mail Processing SECU[illegible]

JUL 30 2018

Washington, DC

18000778

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/17 (MM/DD/YY) AND ENDING 05/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRA PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3630 PEACHTREE ROAD NE, SUITE 1000
(No. and Street)

ATLANTA	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS J. MCCARTNEY 404.835.1006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT LLP
(Name – *if individual, state last, first, middle name*)

1075 PEACHTREE STREET, SUITE 2200	ATLANTA	GA	30309
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

JUL 30 2018

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DOUGLAS J. MCCARTNEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VRA PARTNERS, LLC, as of MAY 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN KELLEY NOTARY PUBLIC Exp. Jan. 22, 2019 GWINNETT COUNTY, GA

Signature

MANAGING DIRECTOR & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VRA Partners, LLC

Financial Statements and Supplementary Information

As of and for the Year Ended May 31, 2018 and
Report of Independent Registered Public Accounting Firm

PUBLIC REPORT

Table of Contents

Cherry Bekaert LLP
CPAs & Advisors

SEC Mail Processing

JUL 30 2018

Washington, DC

Report of Independent Registered Public Accounting Firm

The Members of
VRA Partners, LLC
Atlanta, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VRA Partners, LLC (the "Company") as of May 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of May 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2016.

Cherry Bekaert LLP

Atlanta, Georgia
July 26, 2018

VRA Partners, LLC

Statement of Financial Condition

As of May 31, 2018

	FY 2018
Assets	
Cash and cash equivalents	**$4,649,419**
Accounts receivable	**77,160**
Prepaid expenses and other assets	**51,173**
Deposits	**21,892**
Property, furniture and equipment, net	**167,807**
Total assets	**$4,967,451**
Liabilities and members' equity	
Liabilities	
Accounts payable	**$45,591**
Accrued expenses	**15,285**
Deferred revenue	**802,500**
Deferred rent	**153,999**
Total liabilities	**$1,017,375**
Members' equity	
Common units, no par value; 685,750 units authorized, 685,750 units issued and outstanding	**$537,250**
Retained earnings	**3,412,826**
Total members' equity	**$3,950,076**
Total liabilities and members' equity	**$4,967,451**

NOTE: *The accompanying notes are an integral part of these financial statements.*

1. Organization and Summary of Significant Accounting Polices

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Deferred Revenue

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the related fee is reasonably determinable. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period cannot be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time. For the year ended May 31, 2018, the Company had three clients who accounted for approximately 57% of revenues.

Revenue also includes reimbursements of travel and out-of-pocket expenses which are recognized when the underlying costs are incurred, and referral fees, which are recognized when received.

Deferred Rent

Deferred rent represents the sum of unamortized lease inducements and the cumulative difference between rent expense recognized on the straight-line method and actual rent paid.

Cash and Cash Equivalents

Cash and cash equivalents represents interest and non-interest-bearing deposits in banks and cash invested in short-term securities which have original maturities of less than 90 days. From time to time, balances in interest bearing accounts may exceed federally insured limits.

Accounts Receivable

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of May 31, 2018, management does not believe that an allowance for doubtful accounts is necessary.

Property, Furniture and Equipment

Property, furniture and equipment are stated at cost. Depreciation on property, furniture and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the remaining life of the lease for leasehold improvements, if shorter. The estimated useful lives of property, furniture and equipment range from three to seven years. Expenditures for maintenance are charged to expense as incurred. The cost of property, furniture and equipment sold or otherwise disposed of, and the accumulated depreciation thereon are eliminated from the property, furniture and equipment and allowance accounts, and gains and losses are reflected within the statements of operations.

Advertising Expense

The Company expenses all advertising costs as incurred.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes. Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the report date.

2. Property, Furniture and Equipment

Property, furniture and equipment consists of the following at May 31, 2018:

	FY 2018
Office equipment	**$268,176**
Furniture and fixtures	**122,835**
Leasehold improvements	**159,458**
	$550,469
Less: Accumulated depreciation	**($382,662)**
	$167,807

3. Deferred Rent and Rentals Under Operating Leases

In September 2017, the Company executed an amendment to the lease agreement for office space with an effective date of April 15, 2018 for an additional 64-month term. The amendment to the lease agreement provided for a tenant allowance, which the Company utilized to purchase $128,025 of leasehold improvements. Additionally, the amendment to the lease agreement provided for a rent abatement period commencing April 15, 2018 through August 14, 2018. At such time, the Company will begin making lease payments, which escalate at 3.0% per annum through the expiration of the amended lease agreement in August 2023.

The Company recognizes rent expense on a straight-line basis over the lease term. Rent expense under operating leases was $145,015 for the year ended May 31, 2018. The future minimum lease payments of non-cancelable operating leases is as follows:

For the year ending May 31,	Amount
2019	$186,067
2020	233,744
2021	240,776
2022	247,996
2023	255,454
Thereafter	52,503
Total	$1,216,540

4. Benefit Plan

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of an employee's annual wages. Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon. The Company made contributions of $144,261 to the Plan for the year ended May 31, 2018.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At May 31, 2018, the ratio of aggregate indebtedness to net capital was 0.28 to one, and net capital was $3,632,044 which was $3,564,219 more than required.

6. Related Party Transactions

One investor holding the Company's common units serves as the Non-Executive Chairman of a public company ("Public Company") that owns a subsidiary that provides legal administrative services ("Subsidiary"). In November 2017, the Subsidiary engaged the Company to serve as the financial advisor in the sale of the Subsidiary. For the fiscal year ended May 31, 2018, the Company recorded fees of $50,000 related to the Subsidiary. On June 15, 2018, the Subsidiary was sold to another entity and the Company recorded fees of $578,290 and reimbursed expenses of $3,000.

Two investors holding the Company's common units serve as Vice Chairmen in a commercial real estate services and investment firm ("Real Estate Firm"). The Real Estate Firm provided real estate services to the Company in the year ended May 31, 2018 related to the amendment of the Company's office lease. The Company did not pay the Real Estate Firm in the year ended May 31, 2018.